

September 24, 2012

Via E-mail
Kevin M. Shook
Executive Vice President, Treasurer and
Chief Financial Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, PA 17603

Re: Eastern Insurance Holdings, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed March 12, 2012
       Definitive Proxy Statement on Schedule 14A
       Filed April 5, 2012
       File No. 001-32899

Dear Mr. Shook:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements
9. Statutory Financial Information, page 73

1.   Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:

- Regarding your disclosures of statutory surplus, revise to clarify whether this is the same as statutory capital and surplus as required by ASC 944-505-50-1a.
- For each of your insurance subsidiaries, disclose the amount of statutory capital and surplus and the amount necessary to satisfy regulatory requirements as of each balance sheet date presented as required by ASC 944-505-50-1a. and 1b. and the amount of statutory net income or loss for each period presented as required by Rule

7.03(a)(23)(c) of Regulation S-X, or revise to explain why you omitted these disclosures for Global Alliance, Employers Alliance, Eastern Re and Eastern Services. If you choose not to disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements because the amount is not significant in relation to your statutory capital and surplus, revise your disclosure to clarify.

- Disclose the amount of retained earnings restricted or free of restrictions for the payment of dividends to Eastern Insurance Holdings, Inc.'s stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.
- Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011 as required by Rule 4-08(e)(3)(ii) of Regulation S-X, or otherwise revise your disclosure to clarify how you meet the objective of this rule.

12. Reserves for Unpaid Losses and LAE, page 80

2.   Please provide us proposed disclosure to be included in future periodic reports that explains why the Company did not recognize any development on prior accident period workers' compensation insurance reserves for the years ended December 31, 2011 and 2010 and the six months ended June 30, 2012.

Definitive Proxy Statement on Form DEF14A
Compensation Discussion and Analysis, page 19
Management Annual Incentive Plan, page 22

3.   Please provide us with revised disclosure that discloses the following information for your Management Annual Incentive Plan:

- The category designation of each of your NEOs;
- The company threshold, target and optimum goals for net income, return on average equity and earnings per share for 2011;
- A discussion of the company's actual performance as compared to the above company goals and how the Committee determined to award the amounts in which it awarded to each respective NEO;
- To the extent an individual goal for an NEO is material, a discussion of the individual goal and the individual's performance against that goal; and
- Revise the Grants of Plan Based Awards – 2011 table on page 29 to reflect the threshold, target and optimum amounts that are contained for each NEO in the table on page 23.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Don Abbott, Senior Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on comment three. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant